Exhibit 21.1

Subsidiaries of the Registrant

ZIVO Bioscience, Inc. has the following Subsidiaries:	Jurisdiction of Incorporation or Organization

Health Enhancement Corporation	Nevada Corporation

HEPI Pharmaceuticals, Inc.	Nevada Corporation

Wellmetrix, LLC	Delaware limited liability company

Wellmetris, LLC	Delaware limited liability company

Zivo Biologic, Inc.	Delaware corporation

Zivo Bioscience, LLC	Florida limited liability company

Zivo Zoologic, Inc.	Delaware corporation